Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

November 3, 2022

Attention:	Kevin Dougherty

Laura Nicholson

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Re:	OPAL Fuels Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed November 2, 2022

File No. 333-266757

Ladies and Gentlemen:

This letter sets forth the responses of OPAL Fuels Inc., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning its Amendment No. 3 to Registration Statement on Form S-1 (CIK No. 0001842279) submitted to the Commission on November 2, 2022.

References in the text of the responses herein to captions and page numbers refer to the Company’s Amendment No. 4 to Registration Statement on Form S-1 (the “Registration Statement”), which is being filed herewith.

Amendment No. 3 to Registration Statement on Form S-1 submitted November 2, 2022

Risk Factors

There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq, page 41

1. We note your response to prior comment 1, and note your risk factor disclosure that if the company is required to repurchase any shares of its Class A common stock from Meteora pursuant to the forward purchase agreement, it may cause the company to fail to satisfy the Nasdaq’s minimum standard requirements. However, we note that you have not discussed such risk in your prospectus summary. If you do not believe that such information is required in your prospectus summary, please provide your analysis. Refer to Items 105(b) and 503 of Regulation S-K.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised page 5 of the prospectus summary to include discussion of the referenced risk factor.

Exhibits

2. We note your response to prior comment 3, and reissue such comment. The fee table filed as Exhibit 107 does not appear to be consistent with the description of the transactions being registered as set forth on your prospectus cover page. For example, it does not appear that the fee table includes the issuance by the registrant of the shares of Class A common stock underlying the Private Placement Warrants. Please revise.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised Exhibit 107 to reflect the registration of each primary and secondary transaction of securities provided for in the registration statement.

*****

If any supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Edward Welch of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3085 with any questions or further comments regarding the responses to the Staff’s comments.

Very truly yours,

/s/ Edward M. Welch, Esq.
Edward M. Welch, Esq.
Sheppard, Mullin, Richter & Hampton LLP

cc:	John Coghlin, General Counsel